Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: February 11, 2021

The following is a transcript of a video message from the CEO of AstraZeneca, which was posted on its website on February 11, 2021:

2020 brought the biggest health and economic crisis our society has experienced in more than a generation. It was also a defining moment in the history of AstraZeneca. We continued to deliver value for patients and shareholders as well as society. I have never been prouder to lead our Company.

In 2020, we achieved strong and diversified, double-digit revenue growth of 10% with strong profitability and cash generation - in line with guidance.

•                  In Oncology we delivered a 24% revenue increase.

•                  New Cardiovascular Renal and Metabolism increased by 9%.

•                  Respiratory and Immunology revenue was stable reflecting the COVID-19 impact to Pulmicort and our nebulised products in China in particular.

Overall, New Medicines grew by 33% demonstrating the value created by our ongoing commitment to invest in the pipeline.

•                  Tagrisso’s sales increased 36% in 2020. Its future was further improved by regulatory approvals in early, potentially-curable, lung cancer.

•                  Farxiga sales increased by 30% over the year, and demonstrated the potential of this product beyond diabetes, including chronic kidney disease following the early results from the DAPA-CKD trial.

At the regional level, we saw double digit growth in the US, with revenues up by 13%, and Emerging Markets, up by 10% — including 11% growth in China. Europe growth improved markedly in the year, with revenue growth of 9%.

The pandemic has demanded our speed and agility and we are proud to have delivered uninterrupted supply of the medicines patients need.

We stepped up to the fight against COVID-19, rapidly mobilizing our research efforts, in partnership with Oxford University, creating an effective vaccine that provides 100% protection against severe disease, hospitalisation and death. The first approval of our vaccine in the UK at the end of last year was a moment to remember, and with positive recommendations or approvals now received in over 50 countries and millions of doses supplied across five continents, we are already helping to change the course of the pandemic. We are doing so in a way that ensures broad and equitable access, supplying our vaccine at no profit during the pandemic.

We look forward to sharing results from our Long-Acting Antibody combination, which is currently in Phase III trials, and showing early promise for the prevention and treatment of COVID-19.

As I look to 2021 and beyond, I am confident in the accelerating performance of our business, and consistent delivery of the pipeline.

The proposed acquisition of Alexion will further accelerate our commercial and scientific development. By building on the combined expertise of both Companies in immunology and in precision medicines, together we will drive innovation that delivers life-changing medicines for even more patients, including those with rare diseases.

Sustainability will continue to be a core focus for AstraZeneca, as we accelerate our Ambition Zero Carbon strategy, to eliminate carbon emissions by 2025.

2021 will no doubt continue to pose new challenges, and AstraZeneca is well positioned to yet again make great scientific progress, bring life-changing medicines for patients, and deliver compelling financial results.

Thank you to everyone across AstraZeneca for your remarkable accomplishments in 2020. I hope you feel proud of the difference our work is making to the lives of millions of people around the world.

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Forward-looking statements

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter ‘the Group’) provides the following cautionary statement: this document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things: the risk of failure or delay in delivery of pipeline or launch of new medicines; the risk of failure to meet regulatory or ethical requirements for medicine development or approval; the risk of failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; the impact of competitive pressures including expiry or loss of IP rights, and generic competition; the impact of price controls and reductions; the impact of economic, regulatory and political pressures; the impact of uncertainty and volatility in relation to the UK’s exit from the EU; the risk of failures or delays in the quality or execution of the Group’s commercial strategies; the risk of failure to maintain supply of compliant, quality medicines; the risk of illegal trade in the Group’s medicines; the impact of reliance on third-party goods and services; the risk of failure in information technology, data protection or cybercrime; the risk of failure of critical processes; any expected gains from productivity initiatives are uncertain; the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following the Alexion Pharmaceuticals, Inc. (hereafter ‘Alexion’) transaction; the risk of failure to adhere to applicable laws, rules and regulations; the risk of the safety and efficacy of marketed medicines being questioned; the risk of adverse outcome of litigation and/or governmental investigations, including relating to the Alexion transaction; the risk of failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; the risk of failure to achieve strategic plans or meet targets or expectations; the risk of failure in financial control or the occurrence of fraud; the risk of unexpected deterioration in the Group’s financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group’s ability to continue to mitigate these risks, and on the Group’s operations, financial results or financial condition; the risk that a condition to the closing of the transaction with Alexion may not be satisfied, or that a regulatory approval that may be required for the transaction is delayed or is obtained subject to conditions that are not anticipated; the risk that the Group is unable to achieve the synergies and value creation contemplated by the Alexion transaction, or that the Group is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on transaction-related issues or that disruption from the Alexion transaction makes it more difficult to maintain business, contractual and operational relationships. Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

Important additional information

In connection with the proposed transaction, the Group intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of the Group and a proxy statement of Alexion (the ‘proxy statement/prospectus’), Alexion intends to file a proxy statement with the SEC (the ‘proxy statement’) and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from the Group or Alexion as described in the paragraphs below.

The documents filed by the Group with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on the Group’s website at http://www.astrazeneca.com under the tab ‘Investors’.

The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, ‘Investors’ and under the heading ‘SEC Filings’ or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the solicitation

The Group, Alexion and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion’s 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above.